  CURTIS BARNES
  Direct Dial: (617) 824.1215
  Curtis.barnes@citi.com
September 28, 2009
Via EDGAR
John Ganley
Division of Investment Management
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Re: Performance Funds Trust, File Nos. 33-46488; 811-6603; Post-Effective Amendment No. 33
Dear Mr. Ganley:
Performance Funds Trust (the “Registrant”) filed Post-Effective Amendment (“PEA”) No. 33 to its Registration Statement on Form N-1A with the U.S. Securities and Exchange Commission (the “SEC”) on July 31, 2009 (accession number 0000950123-09-028244) to update its disclosures pursuant to Form N-1A, as recently amended.
Following below is a summary of the comments provided via telephone on Thursday, September 17, 2009, by the SEC Staff (the “Staff”) on the filing and the Registrant’s responses to the comments. Defined terms used below have the same meanings as in Registrant’s prospectuses and statement of additional information included in PEA No. 33.
The changes to the Fund’s prospectuses and statement of additional information as described below have been included in PEA No. 34, filed on September 28, 2009, pursuant to Rule 485(b) under the Investment Company Act of 1940, as amended (“1940 Act”).
CLASS A & B PROSPECTUS: COMMENTS APPLICABLE TO ALL PROSPECTUSES/FUNDS UNLESS NOTED OTHERWISE
1.	Comment: On the cover page, revise Rule 481(b) (1) legend to reflect upper and lower case letters. In addition, please remove the exhibits listed at the bottom of the cover page.

Response: The Registrant has revised the disclosure consistent with the Staff’s comments.

2.	Comment: On page 3, Table of Contents, please remove the statement: “Where to Learn More about the Funds”.

Response: The Registrant has revised the disclosure consistent with the Staff’s comment.

3.	Comment: On page 4, please remove “Money Market Fund” from the banner on the Fund’s Summary Section page. Same comment for each Fund on the Summary Section Page. In addition, delete “%” next to “None” in the first line of the fee table.

Response: The Registrant has revised the disclosure consistent with the Staff’s comments.

4.	Comment: On page 4, remove the footnote discussing voluntary fee waivers. Only contractual fee waivers are permitted in footnotes to the fee table (see Comments 8,14 and 19).

Response: The Registrant has revised the disclosure consistent with the Staff’s comment. The Staff has permitted Registrant to reflect actual amounts for 12b-1 and non 12b-1 fees in the fee table so long as the fees are historical (and not restated), and so long as the maximum permitted fees are stated elsewhere in the Prospectus together with disclosure that actual fees may increase to the maximum amount without a shareholder vote (or by vote of the Board of Trustees in the case of non 12b-1 fees).

5.	Comment: On page 4, remove “Reinvestment of dividends and distributions” from the “Example” section and delete the Money Market Fund Example reference to “Net Annual Fund Operating Expenses”.

Response: The Registrant has revised the disclosure consistent with the Staff’s comments.

6.	Comment: On page 6, remove the second, fourth and fifth sentences of the introductory paragraph to the “Performance Bar Chart and Table” section.

Response: The Registrant has revised the disclosure consistent with the Staff’s comment.

7.	Comment: On page 7, revise the disclosure under the “Tax Information” section to be more concise as stated in Form N-1A. In addition, revise the second sentence of the “Payments to Broker-Dealers” section to comply with Form N-1A.

Response: The Registrant has revised the disclosure consistent with the Staff’s comments.

8.	Comment: On page 8, in addition to deletion of voluntary fee waiver footnotes, remove footnote 1 and footnote 4.

Response: The Registrant has revised the disclosure consistent with the Staff’s comment.

9.	Comment: On page 12, revise the last sentence of the first paragraph to replace “qualified retirement plans” with “401(k) Plans and Individual Retirement Accounts (IRAs)”.

Response: The Registrant has revised the disclosure consistent with the Staff’s comment.

10.	Comment: On page 12, incorporate the first footnote into the heading of the table.

Response: The Registrant has revised the disclosure consistent with the Staff’s comments.

11.	Comment: On page 15, clarify that the U.S. Government Securities investment policy of the Fund includes only U.S Government Securities, and confirm that there are no other types of securities that constitute principal investment strategies of the Intermediate Term Income Fund.

Response: The Registrant has revised the disclosure consistent with the Staff’s comments and further confirms that there are no other types of securities that constitute principal investment strategies of the Intermediate Term Income Fund.

12.	Comment: On page 18, explain the use of the Merrill Lynch Government/Corporate Master Index (MLGCMI) as the Intermediate Term Income Fund’s benchmark.

Response: The MLGCMI is a well-known, unmanaged, broad based index made up of investment grade Treasury, Agency and Corporate securities having an average maturity and modified duration that are well within the parameters of an intermediate bond product.

13.	Comment: On page 21, because of the use of the term “Dividend” in the name of the Strategic Dividend Fund, revise the Fund’s principal investment strategy of investing 65% of its total assets in income-producing equity securities to comply with the 80% requirement of Rule 35d-1 under the 1940 Act.

Response: The Registrant has revised the disclosure consistent with the Staff’s comments.

14.	Comment: On page 20, revise the last line item of the fee table to state “Total Annual Operating Expenses After Waiver”, remove the first three footnotes, and remove the last sentence of the last footnote.

Response: The Registrant has revised the disclosure consistent with the Staff’s comments.

15.	Comment: On page 22, if the Fund invests 25% or more of its assets in a particular sector, provide the sector and disclose the risks particular to that sector.

Response: The Registrant confirms that the Fund currently does not invest 25% or more of its assets in a particular sector.

16.	Comment: On page 27, explain or revise the definition of large capitalization companies as it relates to the minimum market capitalization of permissible investments under the Large Cap Equity Fund’s 80% policy.

Response: The Registrant has adopted a new policy for the Large Cap Equity Fund, and revised its disclosures to reflect a market capitalization equal to or in excess of the median market capitalization of the S&P 500 Index at the time of purchase. Such index is re-balanced quarterly.

17.	Comment: On page 33, provide the market capitalization range of the S&P MidCap Index and explain how the Mid Cap Equity Fund’s investment in mid-cap stocks qualifies within that range.

Response: The S&P Mid Cap 400 Index’s range of market capitalization as of June 30, 2009 is $200 million to $6.17 billion. This index is re-balanced quarterly. The Registrant believes that the Mid Cap Equity Fund’s investment in mid-cap stocks is sufficiently diversified within this range so that it qualifies under standards imposed by fund ranking companies, such as Lipper and Morningstar, as a “Mid Cap Fund”.

18.	Comment: On page 34, under “Capitalization Risk”, explain the inclusion of “small cap stocks” and no corresponding principal strategy for “small cap stocks”.

Response: Registrant has removed the small cap stock reference from the Mid Cap Equity Fund’s risk section.

19.	Comment: On page 38, revise the last line item of the fee table to state “Total Annual Operating Expenses After Waiver” and remove the first, third and fourth footnotes.

Response: The Registrant has revised the disclosure consistent with the Staff’s comment.

20.	Comment: On page 43, under “More Information About Fund Investments and Risks”, clarify the 80% Policy as a Principal Investment Strategy and the 20% Policy as “other than principal” investment strategy. This comment applies to all Funds.

Response: The Registrant has revised the disclosure consistent with the Staff’s comments.

21.	Comment: On page 44, replace the heading “Additional Summary Information” with “More Information About Fund Investments and Risks”.

Response: The Registrant has revised the disclosure consistent with the Staff’s comment.

22.	Comment: On page 45, include “Principal” in the heading “Risks of the Funds” and if certain risks are not “principal”, then indicate in the table which risks are principal and which are secondary.

Response: The Registrant has revised the table heading accordingly.

23.	Comment: On page 51, confirm in the response letter, that Portfolio Team Members do not have roles and responsibilities that are different from each other.

Response: The Registrant confirms that members of each Portfolio Management Team share equally in all aspects of portfolio management as currently disclosed.
Institutional Class Prospectus
24.	Comment: On Back Cover, page 80, include the Registrant’s “811-” identification number pursuant to Form N-1A.

Response: The Registrant has revised the disclosure consistent with the Staff’s comment.
Statement of Additional Information
25.	Comment: On page 26, indicate the number of funds in the fund complex as shown in the Compensation Table pursuant to Form N-1A.

Response: The Registrant has revised the disclosure consistent with the Staff’s comment.

26.	Comment: On page 30, second sentence of the second paragraph under “Compensation of Portfolio Managers”, confirm if the portfolio manager’s bonus is based on performance of the Funds. If so, state so explicitly. Also state the period for which the Fund’s performance was measured, whether such performance was measured before or after taxes, and identify any benchmark for which such bonus was based.

Response: The Registrant revised the disclosure to reflect that a portfolio manager’s bonus is based on pre-tax returns of the Funds as compared to such Fund’s benchmark index and Lipper peer group.

27.	Comment: On page 44, under Disclosure of Portfolio Holdings Information, describe what is typically reviewed by service providers, such as Fund counsel (e.g., quarterly draft financial statements and board materials).

Response: The Registrant has revised the disclosure consistent with the Staff’s comment.
There were no comments on the Part C.
Registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings with the SEC and that it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. Registrant further acknowledges that Staff comments or changes to disclosures in response to Staff comments in a filing reviewed by the Staff do not foreclose the SEC from taking any action with respect to such filing.
Should you have any questions or comments regarding the above, please contact me directly at 617.824.1215.
Sincerely,
/s/ Curtis Barnes
Curtis Barnes
Sr. Vice President-Regulatory Administration